Mark G. Borden

+ 1 617 526 6675 (t)

+ 1 617 526 5000 (f)

mark.borden@wilmerhale.com

October 12, 2007

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, DC 20549

Attention: Cathey Baker

Re:	Global BPO Services Corp.

Registration Statement on Form S-1

File No. 333-144447

Ladies and Gentlemen:

On behalf of Global BPO Services Corp. (the “Company”), submitted herewith for filing is Amendment No. 4 (“Amendment No. 4”) to the Registration Statement referenced above (the “Registration Statement”).

Amendment No. 4 is being filed in response to comments contained in the letter dated October 11, 2007 (the “Letter”) from John Reynolds of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to R. Scott Murray, the Company’s President and Chief Executive Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 4. Page numbers referred to in the responses reference the applicable pages of Amendment No. 4.

On behalf of the Company, we advise you as follows:

General

1.

We note your response to comment six of our letter dated October 4, 2007 and your revised disclosure in the risk factor on page 41 in which you state that, “If any of our founding stockholders purchase additional securities in or after this offering, each has agreed . . . to vote such shares of common stock in accordance with the majority of the shares . . . voted by the public stockholders (not taking into account the shares of common stock purchased by the founding stockholders after this offering).” Please reconcile this statement with the definition of “public stockholders” on page one, which is used throughout the prospectus, and states that “references to ‘public stockholders’ refer to holders of common stock sold as part of the units in this offering or in the public market, including any founding stockholders to the extent that they purchase or acquire such

Securities and Exchange Commission

October 12, 2007

shares of common stock.” In this regard, please revise to consistently apply the term “public stockholder” throughout the prospectus, particularly in the following:

•

The statement on page 11, and similar disclosure on pages 78 and 108, that, “In connection with the vote required for our business combination, our founding stockholders have agreed to vote the shares of common stock then owned by them in accordance with the majority of the shares of common stock voted by the public stockholders.”

•

The statement on page 12 that, “Public stockholders voting against a business combination will be entitled to convert their stock into a pro rata share of the trust account . . . . Founding stockholders are not entitled to convert any of their shares of common stock into a pro rata share of the trust account.” See also the disclosure on page 27 and similar disclosure on page 58, that, “When we seek stockholder approval of a business combination, we will offer each public stockholder (but not our founding stockholders with respect to any shares of common stock they owned prior to the consummation of the offering) the right to have his, her or its shares of common stock converted to cash. . . . ” (emphasis added), But, also see the disclosure on page 59, and similar disclosure on pages 61 in footnote (4) and 79, that “the conversion rights of the public stockholders (but not our founding stockholders, nor any of our officers and directors to the extent that they purchase any shares of common stock in this offering or the aftermarket) …” Please confirm whether founder stockholders, including officers and directors, could convert common stock purchased by them in the offering or in the public market. See also the definition of founding stockholders on page 1.

•

The statement on page 21, and similar disclosure on pages 78 and 108, that, “We will not proceed with a business combination if public stockholders owning 30% or more of the shares of common stock issued in this offering vote against the proposed business combination and exercise their conversion rights.”

•

The disclosure on page 26, and similar disclosure on the bottom of page 54, that, “We will consummate the initial business combination only if the following two conditions are met: (i) . . . a majority of the outstanding shares of common stock sold in this offering voted by the public stockholders are voted in favor of a business combination . . . .”

For further instruction, please see Rule 421(b) of Regulation C, which provides that information in the prospectus must be presented in a clear, concise and understandable manner.

Response:	The Company has reviewed each reference to “public stockholders” and, where necessary, has made revisions to the disclosure to make clear that:

Securities and Exchange Commission

October 12, 2007

•	Founding stockholders have no right to convert any shares, whenever purchased;

•	Founding stockholders, upon a liquidation, participate in the distribution of assets only with respect to shares acquired in or after the public offering; and

•

Shares held by founding stockholders are treated no differently than shares held by other public stockholders with regard to the various voting thresholds, except for the specific voting covenant of the founding stockholders to vote all shares of common stock then owned by them in the same manner as a majority of the outstanding shares of common stock issued in the IPO other than the shares of common stock owned by the founding stockholders.

The Company believes that these revisions to the disclosure present the foregoing in a clear, concise and understandable manner.

Risk Factors, page 23

2.	We note that the company will require the board to obtain a fairness opinion, among other things, if there is a conflict of interest with respect to the transaction. See, e.g., page 46. The prospectus explains on page 46 that, “We have implemented this policy in order to address any conflicts that may exist (i) if a business combination is with an entity that is affiliated with one of our founding stockholders or (ii) if we acquire a company in which our founding stockholders have made any investment.” There appears to be a disparity between the information on page 46 and Article Sixth of the Form of Second Amended and Restated Certificate of Incorporation, which appears to be silent concerning target companies in which a founding stockholder may have invested. See pages 3-4 of Exhibit 3.2. See also page 101 of the prospectus. Please discuss the apparent inconsistency.

Response:	The Company has revised the Form of Second Amended and Restated Certificate of Incorporation, which is being filed as Exhibit 3.2 to Amendment No. 4, to conform that document to the disclosure in the Registration Statement.

Management, page 92

Strategic Advisory Council, page 95

3.

The prospectus states that the purpose of the company’s Strategic Advisory Council is to provide advice to the company “in relation to both deal sourcing and potential acquisitions in the event we shall seek such advice.” Members of the Council are not entitled to (i) vote on any transaction or other matters relating to the company, (ii) recommend any transactions

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October 12, 2007

to stockholders, or (iii) sit on the Board or any committee of the Board. See page 95. Given that the three members of the Council, i.e., Messrs. Joubert and Wadsworth and Ms. Keeman, are all founding stockholders, see, e.g., page 1, and one (Mr. Joubert) is also a director nominee who is expected to join the Board effective July 1, 2008, see page 94, please explain generally how these individuals will be able to carry out their duties as Council members while adhering to the exclusions noted above.

Response:	The Company has revised the disclosure on page 95 of Amendment No. 4 to clarify that:

•	The listed exclusions apply to the members only in their capacities as members, and not as stockholders, and

•	The listed exclusions will not apply to Mr. Joubert when he moves from the Strategic Advisory Council to the Board.

The Company believes that the advisory role of the Strategic Advisory Council members, as disclosed in the prospectus, is not at all affected by the listed exclusions, and therefore additional disclosures are not necessary.

4.	We note the exclusion on page 95 that members of the Council are not entitled to vote on any transaction or other matters relating to the company. Please clarify whether this exclusion affects the members’ voting rights as holders of common shares or if the exclusion merely refers to matters voted upon by the board of directors.

Response:	The Company has revised the disclosure on page 95 of Amendment No. 4 in response to the Staff’s comment.

Description of Securities, page 108

5.	We note the disclosure on page 108, and similar disclosure on page 11, that “we will proceed with a business combination only if a majority of the outstanding shares of common issued in this offering voted by the public stockholders are voted in favor of the business combination, in addition to any other vote of stockholders required by applicable law” …Please clarify what other votes may be required.

Response:	The Company has revised the disclosure on pages 1, 11, 15, 17, 23, 24, 26, 54, 78, 80, 89, 108 and 116 of Amendment No. 4 in response to the Staff’s comment.

*    *    *

Securities and Exchange Commission

October 12, 2007

If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or Brian B. Margolis of this firm at (212) 937-7239.

Very truly yours,

/s/ Mark G. Borden
Mark G. Borden

Enclosures

cc:	R. Scott Murray (Global BPO Services Corp.)

Brian B. Margolis (Wilmer Cutler Pickering Hale and Dorr LLP)

Thomas J. Ivey (Skadden, Arps, Slate, Meagher & Flom LLP)